Exhibit 99.1
Ctrip Reports Third Quarter 2010 Financial Results
Shanghai, China, November 2, 2010 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets, packaged tours and corporate travel management in China, today announced its unaudited financial results for the third quarter ended September 30, 2010.
Highlights for the Third quarter of 2010
•
Net revenues were RMB812 million (US$121 million) for the third quarter of 2010, up 49% year-on-year. In the third quarter, Wing On Travel and ezTravel contributed 11% for the year-on-year growth for net revenues.

•	Gross margin was 78% for the third quarter of 2010, compared to 77% in the same period in 2009.
•
Income from operations was RMB308 million (US$46 million) for the third quarter of 2010, up 55% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB368 million (US$55 million), up 63% year-on-year.

•
Operating margin was 38% for the third quarter of 2010, compared to 37% in the same period in 2009. Excluding share-based compensation charges (non-GAAP), operating margin was 45%, compared to 41% in the same period in 2009.

•
Net income attributable to Ctrip’s shareholders was RMB320 million (US$48 million) in the third quarter of 2010, up 70% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB380 million (US$57 million), up 77% year-on-year.

•
Diluted earnings per ADS were RMB2.11 (US$0.31) for the third quarter of 2010. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.50 (US$0.37) for the third quarter of 2010.

•	Share-based compensation charges were RMB60 million (US$9 million), accounting for 7% of the net revenues, or RMB0.40 (US$0.06) per ADS for the third quarter of 2010.
“The 2010 Shanghai World EXPO has boosted travel industry in China,” said Min Fan, President and Chief Executive Officer of Ctrip. “Ctrip team capitalized this opportunity and delivered solid results in the third quarter of 2010. With the growing travel demand, Ctrip will continuously strengthen our supplier relationships, enhance our customer services, and gain market share through our concerted efforts.”
Third quarter 2010 Financial Results
For the third quarter of 2010, Ctrip reported total revenues of RMB863 million (US$129 million), representing a 48% increase from the same period in 2009 and a 16% increase from the previous quarter.

Hotel reservation revenues amounted to RMB350 million (US$52 million) for the third quarter of 2010, representing a 36% increase year-on-year, primarily driven by an increase of 30% in hotel reservation volume, and an increase of 5% commission per room night year-on-year. Hotel reservation revenues increased 11% quarter-on-quarter, primarily driven by the increase in hotel reservation volume.
Air ticket booking revenues for the third quarter of 2010 were RMB315 million (US$47 million), representing a 36% increase year-on-year, primarily driven by a 30% increase in air ticketing sales volume, and a 4% increase in commission per ticket year-on-year. Air ticket booking revenues increased 3% quarter-on-quarter.
Packaged-tour revenues for the third quarter of 2010 were RMB141 million (US$21 million), representing a 161% increase year-on-year and a 110% increase quarter-on-quarter, due to the increase of leisure travel volume and seasonality. Wing On Travel and ezTravel contributed 108% for the year-on-year growth for packaged-tour revenues.
Corporate travel revenues for the third quarter of 2010 were RMB34 million (US$5 million), representing a 37% increase year-on-year and a 1% increase quarter-on-quarter, primarily driven by the increased corporate travel demand from business activities.
For the third quarter of 2010, net revenues were RMB812 million (US$121 million), representing a 49% increase from the same period in 2009 and a 17% increase from the previous quarter. In the third quarter, Wing On Travel and ezTravel contributed 11% for the year-on-year growth for net revenues.
Gross margin was 78% in the third quarter of 2010, compared to 77% in the same period in 2009, and remained consistent with that in the previous quarter.
Product development expenses for the third quarter of 2010 increased by 53% to RMB123 million (US$18 million) from the same period in 2009 and 13% from the previous quarter, primarily due to an increase in product development personnel and share-based compensation charges. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 13% of the net revenues, decreased from 14% in the same period in 2009 and in the previous quarter.
Sales and marketing expenses for the third quarter of 2010 increased by 33% to RMB125 million (US$19 million) from the same period in 2009, primarily due to the increase in sales and marketing related activities and share-based compensation charges. Sales and marketing expenses for the third quarter of 2010 increased by 17% from the previous quarter, primarily due to the increase in sales and marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 14% of the net revenues, decreasing from 17% in the same period in 2009 and remained consistent with that in the previous quarter.
General and administrative expenses for the third quarter of 2010 increased by 69% to RMB80 million (US$12 million) from the same period in 2009, primarily due to an increase in administrative personnel and share-based compensation charges. General and administrative expenses for the third quarter of 2010 increased by 13% from the previous quarter, primarily due to an increase in administrative personnel. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 5% of the net revenues, decreasing from 6% in the same period in 2009 and remained consistent with that in the previous quarter.

Income from operations for the third quarter of 2010 was RMB308 million (US$46 million), representing an increase of 55% from the same period in 2009 and an increase of 20% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB368 million (US$55 million), representing an increase of 63% from the same period in 2009 and an increase of 17% from the previous quarter.
Operating margin was 38% in the third quarter of 2010, compared to 37% in the same period in 2009, and in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 45%, compared to 41% in the same period in 2009 and remained consistent with that in the previous quarter.
The effective tax rate for the third quarter of 2010 was 17%, increased from 13% in the same period of 2009, primarily due to the normalization of the tax rate in the third quarter of 2010. The effective tax rate for the third quarter of 2010 decreased from 19% in the previous quarter, primarily due to the impact of newly acquired entities.
Net income attributable to Ctrip’s shareholders for the third quarter of 2010 was RMB320 million (US$48 million), representing a 70% increase from the same period in 2009, and a 36% increase from the previous quarter. Net income for the third quarter of 2010 benefited from higher government subsidies recorded in other income line. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB380 million (US$57 million), representing an increase of 77% from the same period in 2009, and an increase of 30% from the previous quarter.
Diluted earnings per ADS were RMB2.11 (US$0.31) for the third quarter of 2010. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.50 (US$0.37) for the third quarter of 2010.
As of September 30, 2010, the balance of cash, restricted cash and short-term investment was RMB3.1 billion (US$463 million).
Business Outlook
For the fourth quarter of 2010, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 30-35%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.
Conference Call
Ctrip’s management team will host a conference call at 9:00PM U.S. Eastern Time on November 2, 2010 (or 9:00AM on November 3, 2010 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.
The dial-in details for the live conference call: U.S. Toll Free Number +1.888.713.4215, International dial-in number +1.617.213.4867, Passcode 69115178. For pre-registration, please click https://cossprereg.btci.com/prereg/key.process?key=PW8XGDRMU.
A telephone replay of the call will be available after the conclusion of the conference call through November 10, 2010. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 30774034.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Stock Compensation” for 2010 and 2009. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.
Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.
Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.
About Ctrip.com International, Ltd.
Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.
For further information, please contact:
Investor Relations
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12258
Email: iremail@ctrip.com

Ctrip.com International, Ltd.
Consolidated Balance Sheet Information

	December 31, 2009	September 30, 2010	September 30, 2010
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash	1,434,618,382	1,648,035,779	246,324,756
Restricted cash	113,150,289	189,868,719	28,378,853
Short-term investment	180,183,917	1,261,505,559	188,551,761
Accounts receivable, net	420,579,005	681,675,655	101,887,102
Prepayments and other current assets	134,318,164	367,560,106	54,937,614
Deferred tax assets, current	23,446,059	40,677,684	6,079,917

Total current assets	2,306,295,816	4,189,323,502	626,160,003

Long-term deposits	143,195,191	156,389,645	23,374,882
Land use rights	108,922,018	106,980,858	15,989,965
Property, equipment and software	550,506,595	620,476,327	92,739,904
Investment	658,051,285	1,554,815,956	232,391,593
Goodwill	322,936,838	758,231,441	113,329,563
Intangible assets	66,851,954	293,888,070	43,926,174

Total assets	4,156,759,697	7,680,105,799	1,147,912,084

LIABILITIES
Current liabilities:
Accounts payable	291,045,743	580,225,956	86,723,856
Salary and welfare payable	130,539,660	161,581,733	24,150,920
Taxes payable	142,256,695	146,046,946	21,829,003
Advances from customers	276,792,049	472,594,721	70,636,682
Accrued liability for customer reward program	88,254,996	112,486,338	16,812,845
Other payables and accruals	229,652,319	245,668,088	36,718,944

Total current liabilities	1,158,541,462	1,718,603,782	256,872,250

Deferred tax liabilities, non-current	11,509,937	45,538,026	6,806,371

Total liabilities	1,170,051,399	1,764,141,808	263,678,621

SHAREHOLDERS’ EQUITY
Share capital	2,801,334	2,925,256	437,225
Additional paid-in capital	1,219,815,250	3,009,984,068	449,889,256
Statutory reserves	72,489,182	72,489,182	10,834,643
Accumulated other comprehensive (loss) / income	(77,742,443)	291,004,259	43,495,144
Retained Earnings	1,707,684,596	2,453,480,601	366,711,098

Total Ctrip’s shareholders’ equity	2,925,047,919	5,829,883,366	871,367,366

Noncontrolling interests	61,660,379	86,080,625	12,866,097

Total shareholders’ equity	2,986,708,298	5,915,963,991	884,233,463

Total liabilities and shareholders’ equity	4,156,759,697	7,680,105,799	1,147,912,084

Ctrip.com International, Ltd.
Consolidated Statement of Operations Information

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2009	June 30, 2010	September 30, 2010	September 30, 2010
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	257,895,372	316,150,468	349,655,584	52,261,503
Air-ticketing**	231,993,169	307,233,692	315,236,102	47,116,972
Packaged tour	54,001,698	67,042,613	140,858,679	21,053,535
Corporate travel**	24,776,141	33,659,355	33,938,560	5,072,649
Others	14,733,525	17,559,484	23,035,896	3,443,075

Total revenues	583,399,905	741,645,612	862,724,821	128,947,734

Less: business tax and related surcharges	(37,970,770)	(46,465,222)	(50,520,118)	(7,551,023)

Net revenues	545,429,135	695,180,390	812,204,703	121,396,711

Cost of revenues	(124,352,706)	(151,154,849)	(176,199,743)	(26,335,811)

Gross profit	421,076,429	544,025,541	636,004,960	95,060,900

Operating expenses:
Product development *	(80,758,571)	(109,293,974)	(123,199,772)	(18,414,135)
Sales and marketing *	(93,931,484)	(106,724,067)	(125,160,008)	(18,707,123)
General and administrative *	(47,188,825)	(70,629,317)	(79,623,531)	(11,900,984)

Total operating expenses	(221,878,880)	(286,647,358)	(327,983,311)	(49,022,242)

Income from operations	199,197,549	257,378,183	308,021,649	46,038,658

Interest income	4,340,502	8,954,150	9,767,903	1,459,966
Other income	2,625,101	15,980,806	44,345,553	6,628,137

Income before income tax expense and equity in income	206,163,152	282,313,139	362,135,105	54,126,761

Income tax expense	(26,809,547)	(52,389,816)	(62,186,716)	(9,294,779)
Equity in income of affiliates	11,573,606	7,222,181	23,192,105	3,466,423

Net income	190,927,211	237,145,504	323,140,494	48,298,405

Less: Net (income) / loss attributable to noncontrolling interests	(2,410,490)	(1,934,091)	(3,001,333)	(448,596)

Net income attributable to Ctrip’s shareholders	188,516,721	235,211,413	320,139,161	47,849,809

Earnings per ordinary share
- Basic	5.59	6.58	8.94	1.34
- Diluted	5.30	6.20	8.42	1.26

Earnings per ADS
- Basic	1.40	1.64	2.23	0.33
- Diluted	1.32	1.55	2.11	0.31

Weighted average ordinary shares outstanding
- Basic	33,703,516	35,756,826	35,815,709	35,815,709
- Diluted	35,602,373	37,917,285	38,005,087	38,005,087

* Share-based compensation charges included are as follows:
Product development	7,021,263	14,981,755	16,583,720	2,478,697
Sales and marketing	3,902,164	8,033,136	8,168,446	1,220,902
General and administrative	16,043,286	35,211,001	35,491,501	5,304,761

**
Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2010 financial information presentation. Revenues are presented in accordance with the definitions below:

Air-ticketing revenues primarily include commissions from air ticket booking and related services, including sales of aviation casualty insurance, and revenue generated from air-ticket delivery services.

Corporate travel management revenues primarily include commissions from hotel reservation, air ticket booking and packaged-tour services rendered to corporate clients.

Ctrip.com International, Ltd.
Reconciliation of GAAP and Non-GAAP Results
(In RMB, except % and per share information)

	Quarter Ended September 30, 2010
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(123,199,772)	15%	16,583,720	2%	(106,616,052)	13%
Sales and marketing	(125,160,008)	15%	8,168,446	1%	(116,991,562)	14%
General and administrative	(79,623,531)	10%	35,491,501	4%	(44,132,030)	5%

Total operating expenses	(327,983,311)	40%	60,243,667	7%	(267,739,644)	33%

Income from operations	308,021,649	38%	60,243,667	7%	368,265,316	45%

Net income attributable to Ctrip’s shareholders	320,139,161	39%	60,243,667	7%	380,382,828	47%

Diluted earnings per ordinary share (RMB)	8.42		1.59		10.01

Diluted earnings per ADS (RMB)	2.11		0.40		2.50

Diluted earnings per ADS (USD)	0.31		0.06		0.37

	Quarter Ended June 30, 2010
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(109,293,974)	16%	14,981,755	2%	(94,312,219)	14%
Sales and marketing	(106,724,067)	15%	8,033,136	1%	(98,690,931)	14%
General and administrative	(70,629,317)	10%	35,211,001	5%	(35,418,316)	5%

Total operating expenses	(286,647,358)	41%	58,225,892	8%	(228,421,466)	33%

Income from operations	257,378,183	37%	58,225,892	8%	315,604,075	45%

Net income attributable to Ctrip’s shareholders	235,211,413	34%	58,225,892	8%	293,437,305	42%

Diluted earnings per ordinary share (RMB)	6.20		1.54		7.74

Diluted earnings per ADS (RMB)	1.55		0.38		1.93

Diluted earnings per ADS (USD)	0.23		0.06		0.29

	Quarter Ended September 30, 2009
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(80,758,571)	15%	7,021,263	1%	(73,737,308)	14%
Sales and marketing	(93,931,484)	17%	3,902,164	1%	(90,029,320)	17%
General and administrative	(47,188,825)	9%	16,043,286	3%	(31,145,539)	6%

Total operating expenses	(221,878,880)	41%	26,966,713	5%	(194,912,167)	36%

Income from operations	199,197,549	37%	26,966,713	5%	226,164,262	41%

Net income attributable to Ctrip’s shareholders	188,516,721	35%	26,966,713	5%	215,483,434	40%

Diluted earnings per ordinary share (RMB)	5.30		0.76		6.05

Diluted earnings per ADS (RMB)	1.32		0.19		1.51

Diluted earnings per ADS (USD)	0.19		0.03		0.22
Notes for all the financial schedules presented:
Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.6905 on September 30, 2010 published by the Federal Reserve Board.
Note 2: Effective on January 21, 2010, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from two (2) ADSs representing one (1) ordinary shares to four (4) ADSs representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.